Exhibit 99.1

Cash Store Financial responds to decision by Consumer Protection B.C.

EDMONTON, March 27, 2012 /CNW/ - On March 23, 2012, Consumer Protection BC issued a decision and Compliance Order. A press release regarding this decision was issued March 26, 2012.

This release noted: "Cash Store has satisfied Consumer Protection BC that it does not make payday loans contingent on the supply of cash cards by confirming that they are providing an option to consumers, in addition to cash cards, to receive their money in a timely manner."

However, the Compliance Order directs the Cash Store Financial Services Inc. to:

"Refund to all borrowers with loan agreements negotiated with the Respondent or its subsidiaries between November 1, 2009 and the date of this order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card."

The Order also directed the Company to pay an administrative penalty of $25,000 in addition to costs.

Cash Store Financial disagrees with the Director's Order and is considering whether or not to launch an appeal. In any event, the quantum associated with any potential refund would not be significant.

Background

The March 23, 2012 Order was issued in culmination of a formal reconsideration process requested by Cash Store Financial in December 2010.

The Reconsideration request was in response to a Determination issued by Consumer Protection BC on November 9, 2010.  The Order issued November 9, 2010, directed Cash Store Financial not to "require or accept any amount for or in relation to a cash card issued to a borrower." This Order was predicated on the Director's conclusion that Cash Store Financial is an issuer of cash cards.

In its Reconsideration application, Cash Store Financial submitted that it is not an issuer of cash cards and that cash cards distributed through the company's retail networks are in fact issued by a federally regulated financial institution that is arms-length and third party to Cash Store Financial. Consumers acquire cash cards from this third party through agreements that are separate and distinct from any arrangements they may have with subsidiaries of Cash Store Financial.

Cash Store Financial disagrees with the Director's Order. We remain of the view that we are not an issuer of cash cards and we are therefore not required to issue any refunds in the manner directed by Consumer Protection BC.

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683; or, Michael Thompson, Senior Vice President (780) 408-5595.

CO: The Cash Store Financial Services Inc.

CNW 19:53e 27-MAR-12